SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________.)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item 1. Press Release Announcing Claxon Interactive Group Inc.’s 2002 Third Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2002 THIRD QUARTER FINANCIAL RESULTS

The company continues to improve its operational performance and successfully completes the renegotiation of its subsidiary’s debt

Buenos Aires, November 19, 2002 – Claxson Interactive Group Inc. (Nasdaq-SCM: XSON; “Claxson” or the “Company”), today announced financial results for the three and nine-month periods ended September 30, 2002.

Financial Results

Operating profit for the three-month period ended September 30, 2002 was $0.6 million, representing a $2.4 million improvement from operating loss of $1.8 million for the three month period ended September 30, 2001. Operating loss for the nine-month period ended September 30, 2002 was $1.9 million compared to an operating loss of $3.6 million for the same period of 2001.

Total net revenues for the third quarter of 2002 totaled $18.3 million, a 31% decrease from net revenues of $26.5 million for the third quarter of 2001. Total net revenues for the nine months ended September 30, 2002 totaled $56.9 million compared to net revenues of $79.2 million for the nine months ended September 30, 2001. Claxson’s results continued to be negatively affected by the economic crisis in Argentina and were particularly impacted by the Argentine devaluation. Net revenues earned in Argentina for the three months ended September 30, 2002 were 21% of total net revenues compared to 48% for the same period in 2001. For the nine months ended September 30, 2002, total net revenues in Argentina were 22% of total net revenues compared to 47% for the same period in 2001. During the third quarter of 2002, the average exchange rate devalued 72% as compared to the same period in 2001. For the nine-month period ended September 30, 2002, the average devaluation in Argentina was 66%.

“Having completed our first year of operations, Claxson’s performance continues to improve as a result of an overall operational and financial restructuring plan which has focused on aggressively managing operating expenses, and developing new revenue sources in markets outside of Argentina in an effort to mitigate the adverse effect of the economic situation in that market. We believe that this strategy will allow us to maintain positive operating income in the fourth quarter,” said Roberto Vivo, Chairman and CEO, Claxson. “By having successfully completed the Imagen Satelital exchange offer in November, we continue to work towards our long term financial goals of achieving and sustaining profitability, improving our cash performance and increasing shareholder value.”

Subscriber-based fees for the three-month period ended September 30, 2002 totaled $7.5 million, representing approximately 41% of total net revenues and a 50% decrease from subscriber-based fees of $15.0 million for the third quarter of 2001. The decrease is primarily attributed to the impact of the devaluation of the Argentine currency of $7.4 million and the decreased demand for pay-per-view and premium services in the region. Subscriber-based fees for the nine months ended September 30, 2002 totaled $25.9 million compared to $46.0 million for the same period of 2001. The decrease attributable to the devaluation of the Argentine currency represents $20.3 million for the nine-month period.

Advertising revenues for the three-month period ended September 30, 2002 were $6.9 million, representing approximately 38% of Claxson’s total net revenues and a 23% decrease from advertising revenues of $9.0 million for the third quarter of 2001. This decrease in advertising revenues was due primarily to a decrease in pay television advertising of $1.8 million as a result of the economic crisis in Argentina. Advertising revenues for the nine months ended September 30, 2002 totaled $21.1 million compared to $26.6 million for the same period of 2001. The decrease in pay television advertising for the nine-month period represents $4.6 million of the decrease.

Other revenues for the three-month period ended September 30, 2002 were $3.9 million, which represented a 56% increase over the $2.5 million for the third quarter of 2001. This increase was primarily due to increased revenues from the operations of The Kitchen, Inc., Claxson’s Miami-based broadcast and dubbing facility. Other revenues for the nine months ended September 30, 2002 totaled $10.0 million compared to $6.6 million for the same period of 2001.

Operating expenses for the three months ended September 30, 2002 were $17.7 million, a decrease of 37% from the $28.3 million in the third quarter of 2001, due primarily to the rationalization of programming, a reduction in marketing expenditures, management’s continued efforts to rationalize operations, the effect of the Argentine devaluation on the expenses of our Argentine-based subsidiaries, and the discontinuance of the amortization of goodwill and intangible assets in accordance with the Statement of Financial Accounting Standards No. 142. Operating expenses for the nine months ended September 30, 2002 totaled $58.8 million compared to $82.8 million for the same nine months in 2001.

Net loss for the three months ended September 30, 2002 was $5.5 million ($0.29 per common share), which includes $1.4 million in foreign exchange losses primarily due to certain U.S. dollar denominated debt held by Claxson’s Argentine subsidiary. The net loss represented an improvement of $4.5 million over the $10.0 million net loss for the same three months of 2001.

For the nine-month period ended September 30, 2002 net loss was $162.4 million, which includes a $74.8 million non-cash impairment charge related to the adoption of Statement of Financial Accounting Standards No. 142, and $68.2 million in foreign exchange losses. Amortization expense for the three months, and nine months ended September 30, 2001 was $2.6 million, and $7.5 million, respectively.

As of September 30, 2002, Claxson had a balance of cash and cash equivalents of $12.8 million and $103.4 million in debt.

Update on Debt Renegotiation

On November 8, 2002, Claxson completed the exchange offer and consent solicitation related to its U.S.$80 million outstanding principal amount of the 11% Senior Notes due 2005 of its subsidiary, Imagen Satelital S.A. (Old Notes). The Company received valid tenders from holders representing U.S.$74.5 million of the principal amount of Old Notes, which represents 93.1% of the issue. Accordingly, pursuant to the exchange offer, the Company issued U.S.$41.3 million of new 8-3/4% Senior Notes due 2010.

Giving effect to the completion of the exchange offer, the Company’s total debt as of September 30, 2002 would have been decreased by $11.5 million, from $103.4 million to $91.9 million, and the stockholders’ equity would have been increased to $1.3 million.

Claxson is currently not in compliance with the coverage ratios required under its Chilean syndicated credit facility, primarily as a result of the 17% decrease in the value of the Chilean Peso against the U.S. Dollar in 2001. Failure to comply with the financial covenants set forth in the Chilean syndicated credit facility could result in the acceleration of all amounts due and payable thereunder. Claxson continues to actively negotiate with the lenders to amend the credit facility to modify this financial covenant in order to bring it into compliance. Until negotiations are final, this debt will be classified as short term in the balance sheet.

Playboy TV International (PTVI)

PTVI and its affiliates incurred net losses of $1.8 million for the three-month period ended September 30, 2002. Unless PTVI’s financial obligations can be restructured, PTVI will remain primarily dependent on capital contributions from Claxson to fund shortfalls. The report of PTVI’s independent auditors with respect to its financial statements for the years ended December 31, 2001 and 2000 include a “going concern” explanatory paragraph, indicating that PTVI’s reliance on capital contributions from its partners to meet its obligations as they become due raises substantial doubt as to its ability to continue as a going concern.

Since January 2002, Claxson has been negotiating a possible restructuring of the PTVI joint venture to adjust the fixed cost structure and obligations to Playboy Entertainment Group, Inc due to PTVI’s lower than anticipated revenues. Negotiations are in progress, however, no assurances can be made that Claxson will be successful in restructuring the PTVI joint venture. If Claxson does not reach a successful agreement with Playboy Enterprises, Inc., Claxson could be required to fund the additional $21.4 million of capital contributions required pursuant to the operating agreement. If Claxson is not able to fund the additional capital contributions, Playboy Enterprises, Inc. or PTVI may seek, among other things, the dilution of Claxson’s membership interest.

Nasdaq Listing Update

On October 9, 2002, Claxson was notified by Nasdaq that the Company was subject to delisting because of its failure to comply with Marketplace Rule 4320(e)(2)(B), which requires a minimum of (i) U.S.$2.5 million stockholders’ equity or (ii) a market capitalization of U.S.$35.0 million or (iii) net income of U.S.$0.5 million. The Company requested an oral hearing before the Nasdaq Listing Qualifications Panel to review the determination reached by the Nasdaq Listing Qualifications Department, which is scheduled for November 21, 2002. There can be no assurance the Nasdaq Panel will grant the Company’s request for continued listing. If delisted, the Company would attempt to have its Class A common stock traded in the over-the-counter market via the Electronic Bulletin Board.

About Claxson

Claxson (Nasdaq-SCM: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

— Financial Tables Attached —

Item 2. Exhibits

     The exhibits listed in the Exhibit Index below are filed with and made a part of this report.

Exhibit Number	Description of Documents

99.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CLAXSON INTERACTIVE GROUP, INC.
UNAUDITED
BALANCE SHEET
(In Thousands of U.S. dollars)

	As of	As of
	September 30,	December 31,
	2002	2001

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and investments	$12,813	$15,211
Accounts receivable, net	32,629	37,401
Other current assets	9,261	7,903

Total current assets	54,703	60,515
PROPERTY AND EQUIPMENT, net	19,020	31,902
PROGRAMMING RIGHTS, net	6,733	11,295
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	890	4,591
INVESTMENTS IN DEBT AND EQUITY SECURITIES	6,913	8,290
GOODWILL, net	50,965	133,413
BROADCAST LICENSES	17,860	22,958
INTANGIBLE AND OTHER ASSETS, net	551	6,310

TOTAL ASSETS	$157,635	$279,274

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$54,496	$47,292
Current portion of programming rights obligations	9,723	9,746
11% Senior Notes Due 2005	79,614	79,546
Current portion of long-term debt	20,272	11,114

Total current liabilities	164,105	147,698
LONG-TERM DEBT	3,469	22,335
OTHER LONG-TERM LIABILITIES	3,863	6,488
SHAREHOLDERS’ EQUITY (DEFICIT)	(13,802)	102,753

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$157,635	$279,274

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Consolidated		Consolidated

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

NET REVENUES:
Subscriber-based fees	$7,453	$15,013	$25,863	$46,034
Advertising	6,945	9,026	21,051	26,589
Other	3,871	2,471	9,984	6,570

Total net revenues	18,269	26,510	56,898	79,193

OPERATING EXPENSES:
Product, content and technology	8,389	9,047	25,912	29,864
Marketing and sales	2,409	5,137	9,110	14,527
Corporate and administration	3,967	8,031	12,519	18,068
Depreciation and amortization	2,613	5,840	9,984	17,294
Merger, restructuring and severance expenses	301	243	1,308	3,028

Total operating expenses	17,679	28,298	58,833	82,781

OPERATING GAIN (LOSS)	590	(1,788)	(1,935)	(3,588)
OTHER EXPENSE, NET	(2,344)	(3,790)	(10,139)	(10,676)
FOREIGN CURRENCY EXCHANGE LOSS	(1,431)	—	(68,174)	—
SHARE OF LOSS FROM UNCONSOLIDATED	(2,374)	(2,012)	(7,296)	(4,614)
AFFILIATES
BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES	91	(2,442)	(115)	(3,166)
MINORITY INTEREST	14	34	64	91
CHANGE IN ACCOUNTING PRINCIPLES	—	—	(74,789)	—

NET LOSS	$(5,454)	$(9,998)	$(162,384)	$(21,953)

NET LOSS PER COMMON SHARE (Basic and diluted)	$(0.29)	$(0.54)	$(8.69)	$(1.18)

NET LOSS PER COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE (Basic and diluted)	$(0.29)	$(0.54)	$(4.69)	$(1.18)

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic and diluted)	18,678	18,539	18,678	18,539

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

	Pay		Internet &	Claxson
	Television	Broadcast	Broadband	Corporate	Total

For the Three Months Ended September 30, 2002:
NET REVENUES	$11,481	$6,736	$52	$—	$18,269

OPERATING INCOME (LOSS)	$2,808	$(409)	$(1,412)	$(397)	$590

For the Three Months September 30, 2001:
NET REVENUES	$19,839	$6,671	$—	$—	$26,510

OPERATING INCOME (LOSS)	$1,681	$326	$—	$(3,795)	$(1,788)

For the Nine Months Ended September 30, 2002:
NET REVENUES	$36,873	$19,855	$170	$—	$56,898

OPERATING INCOME (LOSS)	$8,773	$(2,072)	$(6,802)	$(1,834)	$(1,935)

For the Nine Months Ended September 30, 2001:
NET REVENUES	$58,722	$20,471	$—	$—	$79,193

OPERATING INCOME (LOSS)	$365	$(158)	$—	$(3,795)	$(3,588)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: November 19, 2002	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer